Exhibit 99.5

ARGENX SE

ANNUAL GENERAL MEETING 8 MAY 2018

AGENDA

1.                   Opening

2.                   Report on the 2017 financial year (discussion item)

3.                   Explanation of the implementation of the remuneration policy (discussion item)

4.                   Discussion and adoption of the 2017 annual report and annual accounts:

a.              Discussion of the 2017 annual report (discussion item)

b.              Adoption of the 2017 annual accounts (voting item)

c.               Corporate governance statement (discussion item)

d.              Allocation of losses of the Company in the financial year 2017 to the retained earnings of the Company (voting item)

e.               Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2017 (voting item)

5.                   Board composition.

a.              Appointment of James Michael Daly as non-executive director to the board of directors of the Company (voting item)

b.              Re-appointment of Tim Van Hauwermeiren as executive director to the board of directors of the Company (voting item)

c.               Re-appointment of David L. Lacey as non-executive director to the board of directors of the Company (voting item)

d.              Re-appointment of Peter K.M. Verhaeghe as non-executive director to the board of directors of the Company (voting item)

e.               Re-appointment of Werner Lanthaler as non-executive director to the board of directors of the Company (voting item)

6.                   Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting (voting item)

7.                   Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the general meeting, in addition to the authorization to issue shares pursuant to the exercise of options (voting item)

8.                   Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares pursuant to the authorization referred to under 6. and 7Error! Reference source not found.. above for a period of 18 months from the general meeting (voting item)

9.                   Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2018 financial year (voting item)

10.            Any other business, announcements or questions

11.            End of the annual general meeting

argenx SE, Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com

All shareholders are requested to attend the meeting.

Breda, [XX] March 2018
Board of Directors argenx SE